AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy
ABN 74 115

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

30 April 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
<u>File No.</u> 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2007

TIME: 12:51:14

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Receives ACCC clearance to acquire TIPS

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

AGL Centre, 72 Christie Street
St Leonards, 2065

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

5 April 2007

AGL receives ACCC clearance to acquire Torrens Island Power Station

AGL Energy Limited (AGL) today welcomed the ACCC's decision to give clearance to acquire the 1280MW gas fired Torrens Island Power Station (TIPS) from TRUenergy. The transaction is due to complete on 1 July 2007.

GL Managing Director Paul Anthony said, "This acquisition is strategically important for AGL. It provides valuable base, intermediate and much needed peaking capacity as well as the potential to further develop the site for a new combined cycle gas-fired power station.

"TIPS will meaningfully contribute to our strategy as an integrated energy company. It provides deeper access to wholesale generation profit pools; mitigates the risk of commodity price traps from our extensive retail customer base; and provides portfolio optionality across fuel generation sources.

"Our engineering consultants consider these assets to be in excellent operating condition with a useful average life in excess of 25 years.

"The TIPS acquisition is the latest step in the implementation of AGL's integrated energy company strategy. We are rapidly building our gas and electricity customer base in key markets across Australia.

"Our generation capacity now stands at 3300MW either in current operation, or under construction, a threefold increase in less than twelve months. More than 75% of this capacity comes from clean burn gas, hydro or renewable sources with planned development projects set to increase this to more than 85%.

"Growing a low-carbon emission base of generation is a key element of AGL's strategy and the TIPS acquisition highlights AGL's ability to acquire these assets at market leading prices.

In closing Mr Anthony said "We are positioning AGL to be at the forefront of the pending industry consolidation. I'm confident we will continue to deliver ongoing, competitive and sustainable returns for our customers, shareholders and the environment".

Further enquiries:
Investors & Analysts
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

Media
Sue Cato
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 419 282 319
e-mail: cato@catocounsel.com.au